SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                               U.S. CONCRETE, INC.
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   90333L 10 2
                                 (CUSIP Number)

                                Jerry Sklar, Esq.
                        50 North Front Street, Suite 1300
                            Memphis, Tennessee 38103
                                 (901) 543-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 28, 1999
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [     ]  Rule 13d-1(b)

                  [ X ]  Rule 13d-1(c)

                  [     ]  Rule 13d-1(d)

                                  SCHEDULE 13G
CUSIP No. 90333L 10 2                                         Page 2 of 4 Pages

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gloria Satterfield

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) /   /

                                                                       (b) /   /
(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.

Number of         (5)      SOLE VOTING POWER

Shares                     897,667 Shares

Beneficially      (6)      SHARED VOTING POWER

Owned By                   None.

Each              (7)      SOLE DISPOSITIVE POWER

Reporting                  897,667 Shares

Person With       (8)      SHARED DISPOSITIVE POWER

                           None.

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         897,667 Shares

(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         /   /

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.5%

(12) TYPE OF REPORTING PERSON

         IN

ITEM 1.

         (a).  Name of Issuer:  U.S. Concrete, Inc., a Delaware corporation

         (b).  Address of Issuer's Principal Executive Offices:

                  1360 Post Oak Boulevard, Suite 800
                  Houston, Texas 77065

ITEM 2.

         (a).  Name of Person Filing:  Gloria Satterfield.

         (b).  Address of Principal Business Office Or, If None Residence:

                  Residence Address:
                  110A Highway 89 South
                  Mayflower, Arkansas 72106.

         (c).  CITIZENSHIP:  U.S.

         (d).  CUSIP NUMBER:  90333L 10 2

ITEM 3. If this Statement is Filed Pursuant to Rule 13d-1(B) or 13d-2(b) or (c), Check Whether the Person Filing is a:

         Not Applicable.

       If this statement is filed pursuant to rule 13d-1(c), check this box/ X /

ITEM 4.  Ownership.

         (a) Amount Beneficially Owned:    897,667

         (b) Percent of Class:             5.5%

         (c) Number of Shares as to which such person has:
            (i) Sole power to vote or to direct the vote:      897,667
            (ii) Shared power to vote or to direct the vote:        0
            (iii) Sole power to dispose or to direct the disposition of: 897,667
            (iv)  Shared power to dispose or to direct the disposition of  0

ITEM 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following / /.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which
        Acquired  the  Security  Being  Reported  on by  the  Parent
        Holding Company.

        Not Applicable.

ITEM 8. Identification and Classification of Members of the Group.

        Not Applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not Applicable.

ITEM 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:
     ----------------------                             -----------------------
                                                         Gloria Satterfield